

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

Joseph J. Wolk
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

  Re: Johnson & Johnson
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed January 22, 2019
    File No. 001-03215

Dear Mr. Wolk:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Healthcare & Insurance